UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C 20549


                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934


                            (Amendment No. 0)*

                               Pameco Corp.
                             (Name of Issuer)

                                  Class A
                      (Title of Class of Securities)


                                 697934107
                              (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No. 697934107               13G                 Page 2 of 5 Pages

1)    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Neuberger & Berman, LLC
      13-5521910


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) /__/
                                                                 (b) /X/
3)   SEC USE ONLY


4)   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5)   SOLE VOTING POWER
      44,700

6)   SHARED VOTING POWER
      281,800

7)   SOLE DISPOSITIVE POWER
      0

8)   SHARED DISPOSITIVE POWER
      326,500


9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      326,500


10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
      0

11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      7.02


12)   TYPE OF REPORTING PERSON*

      BD/IA
CUSIP No. 697934107               13G                     Page 2A of 5
Pages

1)    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Neuberger & Berman Genesis Portfolio
      133697433


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) /__/
                                                                 (b) /X/
3)   SEC USE ONLY


4)   CITIZENSHIP OR PLACE OF ORGANIZATION
      New York, NY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5)   SOLE VOTING POWER
      0

6)   SHARED VOTING POWER
      281,800

7)   SOLE DISPOSITIVE POWER
      0

8)   SHARED DISPOSITIVE POWER
      281,800


9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      281,800


10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      6.06


12)   TYPE OF REPORTING PERSON*

      IV
CUSIP No. 697934107               13G              Page 3 of 5 Pages
Item 1.   (a)    Name of Issuer:
                 Pameco Corp.

Item 1    (b)    Address of Issuer's Principal Executive Offices:
                 1000 Center Pl Norcross, GA 30093

Item 2.   (a)    Name of Person Filing:

                 Neuberger & Berman, LLC
                 Neuberger & Berman Management Inc.
                 Neuberger & Berman Genesis Portfolio

Item 2    (b)    Address of Principal Business Office:

                 605 Third Ave., New York, NY, 10158-3698

Item 2    (c)    Citizenship:

                 USA

Item 2    (d)    Title of Class of Securities:
                 Class A

Item 2    (e)    CUSIP Number:
                 697934107

Item 3.   (a)    /X/  Broker or Dealer registered under Section 15 of the
                      Act

Item 3    (b)    /X/  Investment Adviser registered under Section 203 of
                      the Investment Advisers Act of 1940

Item 3    (c)    /X/  Investment Company registered under Section 8 of the
                      Investment Company Act

Item 4.          Ownership:

          (a)    Amount Beneficially Owned:

                 326,500

          (b)    Percent of Class:

                 7.02

CUSIP No. 697934107               13G                Page 4 of 5 Pages

(c)    Number of Shares as to which such person has:
            (I)    Sole Power to vote or to direct the
                   vote: 44,700

            (ii)   Shared Power to vote or to direct the
                   vote: 281,800

            (iii) Sole Power to dispose or to direct the disposition of: 0

            (iv) Shared Power to dispose or to direct the disposition of: 326,500


Item 5.          Ownership of Five Percent or Less of a Class:
                                       N/A

Item 6.          Ownership of More than Five Percent on Behalf of Another:


Neuberger & Berman, LLC is deemed to be a beneficial owner for purpose of Rule 13(d) since it has shared power to make decisions whether to retain or dispose of, and in some cases the sole power to vote the securities of many unrelated clients. Neuberger & Berman, LLC does not, however have any economic interest in the securities of those clients. The clients are the actual owners of the securities and have the sole right to receive and the power to direct the receipt of dividends from or proceeds from the sale of such securities.


With regard to the shares set forth under Item 4.(c)(II), 281,800 shares or 6.06% of the outstanding are beneficially owned by Neuberger & Berman Genesis Portfolio, a series of Equity Managers Trust. Neuberger & Berman, LLC and Neuberger
& Berman Management Inc. are deemed to be beneficial owners of these shares for purposes of Rule 13(d) since they both have shared power to make decisions whether to retain or dispose of the securities. Neuberger & Berman, LLC and Neuberger & Berman Management Inc. serve as sub-adviser and investment manager, respectively, of Neuberger & Berman Genesis Portfolio, which holds such shares in the ordinary course of its business and not with the purpose nor with the effect of changing or influencing the control of the issuer.

With regard to the balance of the shares set forth under Item 4.(c)(II), Neuberger & Berman, LLC and Neuberger & Berman Management Inc. are deemed to be the beneficial owners for the purposes of Rule 13(d), since they have power to make decisions whether to retain or dispose of securities held by Neuberger & Berman's various other Funds. Neuberger & Berman, LLC is the sub-advisor to the aforementioned Funds.

No other Neuberger & Berman, LLC advisory client has an interest of more than 5% of the issuer.

It should be further noted that the share calculation under item 4.(c)(IV) is derived from a total combination of the shares set forth under Item 4.(c)(I and II). The remaining balance of shares, if any, are for individual client accounts over which Neuberger & Berman, LLC has shared power to dispose.
CUSIP No. 697934107               13G                    Page 5 of 5 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
Holding
                 Company:  N/A
Item 8.          Identification and Classification of Members of the Group:
                           N/A
Item 9.          Notice of Dissolution of Group:   N/A

Item 10.         Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

In addition, the undersigned hereby agree that the Schedule 13G filed herewith is filed jointly pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended, on behalf of each of them.

Date: February 11, 1998
Neuberger & Berman, LLC

By:_____________________________
      C. Carl Randolph
 Principal and General Counsel

  ______________________________
          Name/Title
Neuberger & Berman Management Inc.

By: :_____________________________
          Michael Weiner
Sr. Vice President




Neuberger & Berman Genesis Portfolio,
a Series of Equity Managers Trust
By: :_____________________________
          Michael Weiner
Vice President